SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2007

Commission File Number 000−21978

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)
Nile House, Nile Street, Brighton BN1 1HW, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On June 4, 2007, Futuremedia PLC, or Futuremedia or the Company, announced that it has completed a $0.5 million private placement and a $4.6 million financing transaction. Futuremedia also announced certain changes in the composition of its Board of Directors and management.

The private placement was entered into with an accredited investor and consists of the sale of 446,428 of the Company’s American Depositary Shares (as evidenced by American Depositary Receipts), or ADSs, for $500,000, and one-year warrants to subscribe for up to 3 million of ADSs at $1.12 per ADS.

In connection with the Warrant Agreement filed with this Form 6-K, Futuremedia has confirmed that the condition set out in Section 2(d) of the Warrant Agreement has been satisfied.

Futuremedia has also concluded a $4.6 million financing with Cornell Capital Partners, L.P., or the Investor, in the form of senior secured convertible debentures, or the Debentures. The Debentures are convertible (subject to certain terms and conditions) into ADSs of Futuremedia and may be converted from time to time at the Investors’ option (subject to certain restrictions and limitations on the amount of shares converted). The conversion rate is based on the lesser of $1.25 or 80% of the lowest volume weighted average price during the 30 trading days immediately preceding the time of conversion. The Debentures, secured by the assets of Futuremedia, have a term of three years and bear interest at an annual rate of the greater of 12% or the Wall Street Journal Prime Rate plus 2%. Interest on the Debentures is payable in cash unless the Company has satisfied certain conditions, including the effectiveness of any registration statement in respect of the ADSs. The Debentures require the Company to comply with certain ongoing covenants, including, but not limited to, certain covenants that are contained in the Securities Purchase Agreement, dated as of June 1, 2007, with the Investor, or the SPA, as described below. If there is an event of default on the Debentures, the principal amount of the Debenture, plus accrued and unpaid interest may be declared immediately due and payable, subject to certain conditions set forth in the Debenture.

In connection with the offering of the Debentures, the Company entered into the SPA. Under the SPA, the Investor agreed to purchase the Debentures and the Company is required to comply with certain ongoing covenants. These covenants include, but are not limited to: (1) as long as the Debentures are outstanding, Mr. George O’Leary, Ms. Margot Lebenberg and Mr. Brendan McNutt must be appointed and remain directors of the Company for a period of 18 months from the date of the SPA; (2) within 30 calendar days from the date of the SPA, the Company must terminate a minimum of 25 employees whose total annualized remuneration is not less than $2,240,000, and accordingly reduce overhead by such amount; (3) within 60 calendar days from the date of the SPA, the Company must achieve minimum revenue of £1,769,458 and EBITDA of (£367,419); and (4) within 90 calendar days from the date of the SPA, the Company must achieve minimum revenue of £2,957,678 and EBITDA of (£536,196).

In connection with the offering of the Debentures, the Company also entered into a registration rights agreement, dated as of June 1, 2007, with the Investor, or the Registration Rights Agreement. Under the Registration Rights Agreement, the Company has agreed to file with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-3, or a Registration Statement, with respect to the resale of the Debentures within 30 days of receipt by the Company of a written demand from the Investor that a registration statement be filed. The Company agreed to use its reasonable best efforts to cause an initial Registration Statement to become effective within 90 days of receipt by the Company of a written demand from the Investor that a registration statement be filed and to use its reasonable best efforts to cause any subsequent Registration Statements to become effective within 60 days of each such respective subsequent filing date.

The Board of Directors and management of Futuremedia has changed as follows. On May 30, 2007, Mr. George O’Leary, Ms. Margot Lebenberg and Mr. Brendan McNutt were appointed as directors of the Company. Mr. O’Leary was also appointed as Interim CEO of the Company. Mr. Leonard M. Fertig has left his position as Director and CEO of the Company. Additionally, Mr. Andrew Bellomy has completed his assignment as Interim CFO.

The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached hereto as Exhibit 2 and is incorporated by reference herein, the US Debenture, which is attached hereto as Exhibit 3 and is incorporated by reference herein, the UK Debenture, which is attached hereto as Exhibit 4 and is incorporated by reference herein, the Registration Rights Agreement, which is attached hereto as Exhibit 5 and is incorporated by reference herein, the Subscription Agreement, which is attached hereto as Exhibit 6 and is incorporated by reference herein and the Warrant Agreement, which is attached hereto as Exhibit 7 and is incorporated by reference herein.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1	Press release issued by Futuremedia PLC on June 4, 2007.

Exhibit 2	Securities Purchase Agreement, dated June 1, 2007, between Futuremedia PLC and Cornell Capital Partners, L.P.
Exhibit 3	Secured Convertible Debenture (United States), issued on June 1, 2007 by Futuremedia PLC to Cornell Capital Partners, L.P.

Exhibit 4	Debenture (United Kingdom), issued on June 1, 2007 by Futuremedia PLC to Cornell Capital Partners, L.P.

Exhibit 5	Registration Rights Agreement, dated June 1, 2007, between Futuremedia PLC and Cornell Capital Partners, L.P.

Exhibit 6	Subscription Agreement, executed May 2, 2007, between National Air Cargo, Middle East, FZE and Futuremedia PLC.

Exhibit 7	Warrant Agreement, issued on May 2, 2007 by Futuremedia PLC.

[signature on following page]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FUTUREMEDIA PLC, an English public limited company

Date: June 5, 2007	By:	/s/ George O’Leary
George O’Leary
Chief Executive Officer